UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(X)          Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2005.

or

( )            Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 1-3492

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brown & Root, Inc.
Employees’ Retirement and Savings Plan
4100 Clinton Dr.
Building 3, Room 1018
Houston, TX 77020

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas 77010

Telephone Number - (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibits are filed for the Brown & Root, Inc. Employees’ Retirement and Savings Plan:

Financial Statements and Supplemental Schedule

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits - December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits -
Years ended December 31, 2005 and 2004

Notes to Financial Statements - December 31, 2005 and 2004

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2005

Signature

Exhibit

Consent of Melton & Melton, L.L.P. (Exhibit 23.1)

Consent of KPMG LLP (Exhibit 23.2)

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Table of Contents

Page

Reports of Independent Registered Public Accounting Firms	1-2

Statements of Net Assets Available for Benefits - December 31, 2005 and 2004	3

Statements of Changes in Net Assets Available for Benefits -
Years ended December 31, 2005 and 2004	4

Notes to Financial Statements - December 31, 2005 and 2004	5-14

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2005	15

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To: KBR Benefits Committee
       Halliburton Company Audit Committee

We have audited the accompanying statement of net assets available for benefits of the Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ MELTON & MELTON, L.L.P.

Houston, Texas
June 15, 2006

Report of Independent Registered Public Accounting Firm

The KBR Benefits Committee:

We have audited the accompanying statement of net assets available for benefits of the Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG, LLP

Houston, Texas
June 29, 2005

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value -
Plan interest in Master Trust	$530,536,571	$550,263,395
Cash and cash equivalents	485,841	558,809
Receivables -
Company contributions, net of forfeitures	-	770
Plan participants’ contributions	40,581	77,478
Total receivables	40,581	78,248

Net assets available for Benefits	$531,062,993	$550,900,452

See accompanying notes to financial statements.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Contributions:
Company, net of forfeitures	$360,853	$651,619
Plan participants	3,160,719	4,233,197
Rollovers	-	13,536
Investment income, net:
Plan interest in Master Trust investment gain	37,001,851	43,830,114
Total additions	40,523,423	48,728,466
Deductions:
Benefits paid to participants	(60,360,882)	(69,024,865)
Total deductions	(60,360,882)	(69,024,865)
Net decrease to net assets available for benefits	(19,837,459)	(20,296,399)
Net assets available for benefits, beginning of year	550,900,452	571,196,851
Net assets available for benefits, end of year	$531,062,993	$550,900,452

See accompanying notes to financial statements.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(1) Description of the Plan

The Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) is a defined contribution plan for certain qualified employees of certain subsidiaries of Halliburton Company (Halliburton). The Plan is sponsored by Kellogg Brown & Root, Inc. (KBR or the Company). The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

(a) Eligibility

Certain employees of the Company are eligible for participation in the Plan upon their first anniversary date of employment following completion of 1,000 hours of credited service.

(b) Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions. These contributions are limited to an aggregate of 50% of the participant’s eligible earnings up to $210,000 and $205,000 for 2005 and 2004, respectively. The total amount of participant tax deferred savings contribution is limited to $14,000 and $13,000 for 2005 and 2004, respectively. Any contributions in excess of these limits are automatically made to the participant’s after-tax account. Additional limitations are in place for highly compensated employees under the provisions of the Plan.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC ($4,000 and $3,000 per participant in 2005 and 2004, respectively).

The Company matches 50% of the tax deferred savings contributions (other than catch-up contributions) that are not in excess of 4% of eligible earnings. The Company may make annual discretionary retirement allocation contributions, based on Company performance to participants, as defined by the Plan document. Participants are not required to have contributed to the Plan to be eligible for such a contribution. The participant’s share of any discretionary retirement allocation contribution is based on a percentage of their eligible pay for the Plan year to be determined in the subsequent year after company performance results are recorded. For the Plan years 2005 and 2004, the Company did not make a discretionary retirement allocation contribution.

Employees are permitted to roll over pre-tax and after-tax amounts with earnings held in other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the Plan document.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(c) Plan Accounts

The Company has entered into a master trust agreement known as the Halliburton Company Employee Benefit Master Trust (the Master Trust). The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by Halliburton or its affiliates. The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

(d) Investment Elections and Transfers

Contributions and participant account balances may be directed to one of twelve funds or a combination of funds. The assets of the funds are held in the Master Trust (see note 3). Participants may direct up to a maximum of 15 percent of their contributions to the Halliburton Stock Fund (HSF).

The Plan allows participants to make daily transfers of their account balances among the funds. The amount of the transfer may be all or any portion of the participant’s account balance. The Plan imposes a fifteen calendar-day waiting period on transfers involving the Non-U.S. Equity Fund.

(e) Administration

The Halliburton Company Benefits Committee (the Committee) controls and manages the operation and administration of the Plan. State Street Bank and Trust Company (State Street or the Trustee) is the Plan’s trustee, and Hewitt Associates LLC is the recordkeeper.

(f) Vesting

Participants’ contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants are fully vested in Company matching contributions and the earnings thereon made subsequent to January 1, 2004 after 3 years of service. Prior to January 1, 2004, participants were fully vested in Company matching contributions and the earnings thereon. Participants have a vested interest in the Company discretionary retirement allocation contribution account based on years of service as follows:

Years of service	Vested percentage
Less than 3	0%
At least 3 but less than 4	20%
At least 4 but less than 5	50%
At least 5 but less than 6	60%
At least 6 but less than 7	80%
7 or more	100%

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

The nonvested portion of a participant’s account is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination. Forfeitures are used to reduce Company contributions. Forfeitures available as of December 31, 2005 and 2004 are $186,423 and $203,041 respectively. Forfeitures of $290,166 and $39,369 in 2005 and 2004, respectively, were used to offset Company contributions.

(g) Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death. Direct rollovers to an IRA or other qualified plans are permitted. All distributions are made in lump-sum amounts or in periodic installments, at the participant’s election. Distributions from the HSF may be in the form of shares of stock or cash.

While employed, a participant may make in-service withdrawals from their after-tax accounts as defined in the Plan document. In-service withdrawals from their tax-deferred savings are also permitted upon attainment of age 59-1/2 or proven financial hardship, subject to limitations under the Plan.

(h) Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

(i) Halliburton Stock Fund

The HSF is an Employee Stock Ownership Plan (ESOP). The ESOP is designed to comply with Section 4975(e)(7) of the IRC and Section 407(d)(6) of ERISA.

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company common stock held by the ESOP are to be paid by Halliburton directly to the Trustee.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have been given by a participant. The Trustee is required, however, to vote at its discretion all shares which have not been voted by Plan participants and beneficiaries.

BROWN & ROOT, INC
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(j) Plan Termination

The Board of Directors of Halliburton may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

(2) Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

(b) Valuation of Investments

Cash equivalents, derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their quoted market value. Common/collective trust funds are stated at the fair market value of the underlying securities. The Master Trust considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Master Trust’s investment in pooled equity managers (the Pooled Fund) represents the unitized values of certain pooled equity managers’ accounts on a combined basis. Each equity manager’s account is valued daily. A unit price is calculated for each equity manager by dividing the total value of the manager’s account by the total number of units in existence for that manager. Net income and realized/unrealized investment gains and losses by each manager are passed through to the investment options through the managers’ unit price.

The Fixed Income Fund (“FIF”) within the Master Trust holds bank, insurance, and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value, which approximates fair value. Where the Master Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payment received, and investment related and custody fees. The weighted average crediting interest rates for these contracts was 5.40% and 4.89% as of December 31, 2005 and 2004, respectively, and the weighted average return was 5.14% and 4.81% for the years ended December 31, 2005 and 2004, respectively. In addition, the FIF holds a common/collective trust fund, which also invests in investment contracts and asset-backed investment contracts. The return for the common/collective trust fund was 4.24% and 4.15% for the years ended December 31, 2005 and 2004, respectively.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

The Plan’s proportionate interest in the investments of the Master Trust is shown in the statements of net assets available for benefits as Plan interest in the Master Trust (see note 3).

(c) Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents held outside of the Master Trust as earned. Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are recorded on the trade-date basis. Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as plan interest in Master Trust investment gain in the statements of changes in net assets available for benefits.

In addition, investment income of the Master Trust includes dividends, interest, and other income. Interest income of the Master Trust investments is recorded as earned. Dividends on the Master Trust investments are recorded on the ex-dividend date.

(d) Administrative Expenses

The Master Trust pays substantially all plan expenses on behalf of the Plan. Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees are paid from Master Trust assets and are charged to the plans participating in the Master Trust. Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans. Expenses specifically related to an individual plan are charged to the assets of the Plan which incurred the charges. These expenses are shown as a component of Plan interest in Master Trust investment gain.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(g) Risk and Uncertainties

The investments of the Master Trust are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(3) Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. The assets of the Master Trust are segregated into twelve funds in which the plans may participate. The combination of the plans’ assets is only for investment purposes and the plans continue to be operated under their current plan documents, as amended.

The following is a summary of net assets as of December 31, 2005 and 2004 and total investment income for the years ended December 31, 2005 and 2004 of the Master Trust and net appreciation by investment type for the years ended December 31, 2005 and 2004. The Plan’s interest in the Master Trust’s net assets for the applicable periods is also presented.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

Net Assets	2005	2004
Assets:
Investments -
Cash and equivalents	$352,802,824	$458,525,265
Collateral received for securities loaned	532,223,051	852,554,443
Asset-backed investment contracts[1]	(22,852,041)	(69,631,384)
U.S. bonds and notes	1,842,615,949	1,117,724,990
Non-U.S. bonds and notes	135,348,594	134,344,911
Halliburton stock	378,905,599	269,079,667
Other U.S. stock	1,031,147,338	1,068,028,335
Non-U.S. stock	490,670,073	421,315,468
Common/collective trust funds	644,633,745	615,633,563
Mutual funds	228,964,981	218,989,628
Securities loaned -
U.S. bonds and notes	362,491,919	713,031,601
Other U.S. stock	127,777,298	102,130,145
Non-U.S. stock	31,517,552	20,848,638
Total investments	6,136,246,882	5,922,575,270
Receivables -
Receivables for investments sold	133,665,454	73,853,181
Dividends	2,036,423	1,997,938
Interest	17,740,202	17,652,939
Other	180,485	512,330
Total receivables	153,622,564	94,016,388
Total assets	6,289,869,446	6,016,591,658
Liabilities:
Payables for investments purchased	523,408,403	271,752,305
Obligation for collateral received for securities loaned	532,223,051	852,554,443
Other payables	8,357,798	4,283,572
Total liabilities	1,063,989,252	1,128,590,320
Net Assets	$5,225,880,194	$4,888,001,338
Plan’s interest in Master Trust net assets	$530,536,571	$550,263,395
Percentage interest	10.15%	11.26%

       1  Represents the difference between fair market value of the underlying security and the contract value for certain investment contracts (see note 2b).

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

	Years ended
	December 31,
Total Investment Income	2005	2004
Net investment appreciation	$311,605,507	$340,320,988
Investment income	161,566,345	145,213,205
Expenses	(17,919,390)	(16,425,180)
Total investment income	$455,252,462	$469,109,013

	Years ended
	December 31,
Net Appreciation (Depreciation) by Investment Type	2005	2004
Cash and equivalents	$1,491,469	$(2,744)
U.S. bonds and notes	(6,440,446)	3,162,224
Non-U.S. bonds and notes	(1,050,642)	969,137
Halliburton stock	150,792,801	93,271,909
Other U.S. stock	47,386,749	109,652,334
Non-U.S. stock	84,671,119	55,207,118
Common/collective trust funds	31,913,527	51,043,808
Mutual funds	1,102,891	8,870,833
Other investments	1,738,039	18,146,369
Total appreciation	$311,605,507	$340,320,988

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

The Master Trust makes use of several investment strategies involving limited use of derivative investments. The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for strategies such as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Investment Committee does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in net investment appreciation in the statements of changes in participating plans’ net assets of the Master Trust.

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street. The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral. The fair market value of the securities loaned as of December 31, 2005 and 2004 was $521,786,769 and $836,010,384, respectively. The cash and non-cash collateral received for securities loaned as of December 31, 2005 and 2004 was $532,223,051 and $852,554,443, respectively. As of December 31, 2005 and 2004, none of the collateral received for securities loaned has been sold or repledged.

(4) Investments

The following table represents the fair value of individual investment funds held under the Master Trust which exceed 5% of the Plan’s net assets as of December 31, 2005 and 2004:

	2005	2004
Participation in Master Trust, at fair value:
Fixed Income Fund	$249,768,506	$268,000,009
General Investment Fund	196,830,787	203,898,984
Equity Investment Fund	28,466,913	28,181,759

(5) Tax Status

The Internal Revenue Service (IRS) informed the Company by a letter dated August 24, 2004 that the Plan and related trust were designed in accordance with the applicable provisions of the IRC. The Plan has been amended, however the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005 and 2004.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004

(6) Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and or managed by the Trustee and asset managers. Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF. These entities are considered parties-in-interest to the Plan. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(7) Subsequent Events

Halliburton plans to initiate the separation of KBR from Halliburton in 2006. In April 2006, KBR filed a Registration Statement on form S-1 with the United States Securities and Exchange Commission (SEC). The current plan is to affect an initial public offering (IPO) of less than 20% of KBR stock. Any sale of KBR stock would be registered under the Securities Act of 1933, and such shares of common stock will only be offered and sold by means of prospectus. The effect on the Plan is not known at this time.

On February 21, 2006, the KBR Benefits Committee was formed, assuming responsibility for the Plan from the Halliburton Company Benefits Committee.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
EIN: 76-0284788
PLAN #: 250
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,			Current
	lessor, or similar party	Description of investment	Cost	value
*	Halliburton Company	Investment in net assets of Halliburton
	Employee Benefit Master	Company Employee Benefit Master Trust	**	$530,536,571
Trust

* Column (a) indicates each identified person/entity known to be a party-in-interest.

** Cost omitted for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the KBR Benefits Committee of the Brown & Root, Inc. Employees’ Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006

By: /s/ Klaudia Brace
Klaudia Brace, Chairperson of the
KBR Benefits Committee